UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAVERICK MINERALS CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

577707201
(CUSIP Number)

copy to:

M. Donna Rose
2245 N. Valley Parkway, Suite 429 Henderson NV 89014.
Tel: 310-341-1492
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 577707201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Senergy Partners LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Senergy Partners LLC is a limited liability corporation organized under the laws of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,500,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 89,500,000
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 96,907,208 shares of common stock issued and outstanding as of the date of this report.

This Schedule 13D is being filed on behalf of Senergy Partners LLC (the “Reporting Person”) relating to the shares of common stock of Maverick Mining Corp., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 2501 Lansdowne Avenue, Saskatoon, Saskatchewan, Canada S7J 1H3.

Item 2. Identity and Background

(a)	Name: Senergy Partners LLC.

(b)	Residence or business address: 2245 N. Valley Parkway, Suite 429 Henderson NV 89014.

(c)	The Reporting Person is a limited liability corporation incorporated pursuant to the laws of the State of Nevada.

(d)	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On February 13, 2009, the Issuer entered into a loan agreement (the “Loan Agreement”) with the Reporting Person, whereby the Reporting Person agreed to establish a revolving loan for the aggregate amount of up to US$1,000,000 bearing interest at an annual rate of 8% in favour of the Issuer.

In consideration of the Reporting Person entering into the Loan Agreement, the Issuer and the Reporting Person have entered into a debt settlement and subscription agreement dated as of February 13, 2009, whereby the Reporting Person has agreed to accept 89,500,000 shares of common stock of the Issuer in settlement of US$447,500 owing by the Issuer to it.

Item 4. Purpose of Transaction

The Reporting Person acquired the 89,500,000 shares of common stock of the Issuer in consideration for the Loan Agreement as described in Item 3 above.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 89,500,000 shares, or 92.3% of the Issuer, based on 96,907,208 shares of common stock outstanding as of the date of this report.

Ms. Donna Rose has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 89,500,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Ms. Donna Rose, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 89,500,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Debt Settlement and Subscription Agreement dated as of February 13, 2009 between the Issuer and Senergy Partners LLC

10.2	Loan Agreement dated as of February 13, 2009 between the Issuer and Senergy Partners LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009	/s/ Donna Rose
Signature

Donna Rose, Managing Member of Senergy
Partners LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).